Exhibit 4.7
DESCRIPTION OF CAPITAL STOCK
General
The following description of the capital stock of Rapid Micro Biosystems, Inc. (the “Company,” “we,” “us,” and “our”) summarizes some of the terms of our restated certificate of incorporation (“certificate of incorporation”) and amended and restated bylaws (“bylaws”), our seventh amended and restated investors’ rights agreement, dated March 9, 2021 (“investors’ rights agreement”), our stockholder rights agreement between us and Computershare Trust Company, N.A., dated August 11, 2022 (“rights agreement”), and of the General Corporation Law of the State of Delaware (“DGCL”). Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation, bylaws, investors’ rights agreement and rights agreement, copies of which have been filed as exhibits to this Annual Report on 10-K, as well as the relevant provisions of the DGCL.
Our certificate of incorporation authorizes capital stock consisting of 210,000,000 shares of Class A common stock, par value $0.01 per share, 10,000,000 shares of Class B common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share.
We have no shares of preferred stock issued and outstanding. The following summary describes the material provisions of our capital stock.
Class A common stock and Class B common stock
Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our certificate of incorporation and bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our certificate of incorporation. See below under “Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws-Amendment of Charter Provisions.”
Holders of our Class B common stock have identical rights to holders of our Class A common stock as set forth in the preceding paragraph, other than as follows: (i) except as otherwise expressly provided in our certificate of incorporation or as required by applicable law, on any matter that is submitted to a vote by our stockholders, while holders of our Class A common stock are entitled to one vote per share of Class A common stock, holders of our Class B common stock are not entitled to any votes per share of Class B common stock, including for the election of directors, and (ii) while holders of our Class A common stock have no conversion rights, holders of our Class B common stock shall have the right to convert each share of our Class B common stock into one share of Class A common stock at such holder’s election, provided that as a result of such conversion, such holder would not beneficially own in excess of 4.9% of any class of our securities registered under the Exchange Act. Accordingly, the holders of a majority of the outstanding shares of Class A common stock entitled to vote in any election can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect.
Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.
In the event of our liquidation or dissolution, the holders of Class A common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Class A common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of Class A common stock are, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Class A common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock
Under the terms of our certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no shares of preferred stock outstanding and no present plans to issue any shares of preferred stock.
Rights Agreement
The Rights
On August 11, 2022, our board of directors declared a dividend distribution of (i) one preferred stock purchase right (a “Class A Right”) for each outstanding share of our Class A common stock and (ii) one preferred stock purchase right (a “Class B Right” and together with the Class A Rights, the “Rights”) for each outstanding share of our Class B common stock, in each case, to stockholders of record as of the close of business on August 22, 2022 (the “Record Date”). In addition, one Class A Right will automatically attach to each share of Class A common stock and one Class B Right will automatically attach to each share of Class B common stock issued between the Record Date and the Distribution Date (as defined below). Each Class A Right entitles the registered holder thereof to purchase from us a unit consisting of one ten-thousandth of a share (a “Class A Unit”) of our Series A Junior Participating Cumulative Preferred Stock (the “Class A Preferred Stock”) at a cash exercise price of $26.00 per Class A Unit (the “Exercise Price”), and each Class B Right entitles the registered holder thereof to purchase from us a unit consisting of one ten-thousandth of a share (a “Class B Unit” and together with the Class A Units, the “Units”) of our Series B Junior Participating Cumulative Preferred Stock (the “Class B Preferred Stock” and together with the Class A Preferred Stock, the “Preferred Stock”) at the Exercise Price, each subject to adjustment, under certain conditions specified in the rights agreement and summarized below.
Exercisability
Initially, the Rights are not exercisable and are attached to and trade with all shares of Class A common stock outstanding as of, and issued subsequent to, the Record Date.  The Rights will separate from the Class A common stock and Class B common stock and will become exercisable upon the earlier of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of Class A common stock, other than as a result of repurchases of stock by us or certain inadvertent actions by a stockholder (the date of such announcement being referred to as the “Stock Acquisition Date”), or (ii) the close of business on the tenth business day (or such later day as our board of directors may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming an Acquiring Person (the earlier of such dates being herein referred to as the “Distribution Date”). Until a Right is exercised, the holder will have no rights as our stockholder (beyond those as an existing stockholder), including the right to vote or to receive dividends.
Beneficial Ownership
For purposes of the rights agreement, beneficial ownership is defined to include ownership of securities that are subject to a derivative transaction and acquired derivative securities.  Swaps dealers unassociated with any control intent or intent to evade the purposes of the rights agreement are excepted from such imputed beneficial ownership.
Consequences of a Person of Group Becoming an Acquiring Person
In the event that a Stock Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise, in lieu of a number of Units of Preferred Stock, that number of shares of our

Class A common stock or our Class B common stock (or, in certain circumstances, including if there are insufficient shares of Class A common stock or Class B common stock to permit the exercise in full of the Rights, Units of Preferred Stock, other securities, cash or property, or any combination of the foregoing) having a market value of two times the Exercise Price of the Right (such right being referred to as the “Subscription Right”).  In the event that, at any time following the Stock Acquisition Date, (i) we consolidate with, or merge with and into, any other person, and we are not the continuing or surviving corporation, (ii) any person consolidates with us, or merges with and into us and we are the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of our Class A common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of our assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the Exercise Price of the Right (such right being referred to as the “Merger Right”).  The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right.  Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the rights agreement) become null and void.
Redemption
The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, our Class A common stock, our Class B common stock or other consideration deemed appropriate by our board of directors) by our board of directors only until the earlier of (i) the time at which any person becomes an Acquiring Person or (ii) the expiration date of the rights agreement.  Immediately upon the action of our board of directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.
Amendments
The rights agreement may be amended by our board of directors in its sole discretion at any time prior to the time at which any person becomes an Acquiring Person.  After such time our board of directors may, subject to certain limitations set forth in the rights agreement, amend the rights agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates).
Tax Treatment
While the distribution of the Rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, our other securities, other consideration or for common stock of an acquiring company.
Expiration
The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 11, 2023; provided that if our stockholders have not ratified the rights agreement by the close of business on the first day after the our 2023 annual meeting of stockholders (including any adjournments or postponement thereof), the Rights will expire at such time, in each case, unless previously redeemed or exchanged by us.
Registration Rights
Certain holders of our Class A common stock and Class B common stock are entitled to certain rights with respect to the registration of such shares for public resale under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to our investors’ rights agreement by and among us and certain of our stockholders, until the rights otherwise terminate pursuant to the terms of our investors’ rights agreement. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.
Form S-1 Registration Rights
If at any time after the earlier of (i) three years after the date of our investors’ rights agreement or (ii) 180 days after the effective date of the registration statement for our initial public offering, which was July 14, 2021, the holders of a majority of our registrable securities request in writing that we effect a registration with respect to all or part of such registrable securities then outstanding and having an anticipated aggregate offering price of at least $50,000,000, we may be required to register their shares. We are obligated to effect at most two registrations in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.
Piggyback Registration Rights
If at any time after our initial public offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.
Form S-3 Registration Rights
If, at any time after we become entitled under the Securities Act to register our shares on a registration statement on Form S-3, the holders of at least twenty percent of our registrable securities request in writing that we effect a registration with respect to registrable securities at an aggregate price to the public in the offering of at least $3,000,000, we will be required to effect such registration; provided, however, that we will not be required to effect such a registration if, within any twelve month period, we have already effected two registrations on Form S-3 for the holders of registrable securities.
Expenses and Indemnification
Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling securityholders and blue sky fees and expenses. Additionally, we have agreed to indemnify selling stockholders for damages, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement of a material fact contained in any registration statement, an omission or alleged omission to state a material fact in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party of securities laws, subject to certain exceptions.
Termination of Registration Rights
The registration rights terminate upon the earlier of (i) the closing of certain liquidation events or a SPAC Transaction (as such term is defined in our investors’ rights agreement), (ii) such time as Rule 144 of the Securities Act or another similar exemption under the Securities Act is available for the sale of all shares held by a holder of our registrable securities without limitation during a three-month period without registration, and (iii) three years after the effective date of the registration statement for our initial public offering, which was July 14, 2021.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Some provisions of Delaware law, our certificate of incorporation and our bylaws could make the following transactions more difficult:

●	an acquisition of us by means of a tender offer;

●	an acquisition of us by means of a proxy contest or otherwise; or

●	the removal of our incumbent officers and directors.
It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Undesignated Preferred Stock
The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
Stockholder Meetings
Our bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Elimination of Stockholder Action by Written Consent
Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.
Staggered Board
Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Removal of Directors
Our certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.
Stockholders Not Entitled to Cumulative Voting
Our certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our Class A common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Under our certificate of incorporation, this exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or the rules and regulations thereunder. Our certificate of incorporation further provides that, unless we consent in writing to the section of an alternative forum, the federal district courts of the United States of America, shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. It is possible that a court of law could rule that either or both of the choice of forum provisions contained in our certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise.

Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.
The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock Computershare Trust Company, N.A.
Stock Exchange Listing
Our Class A common stock is listed on The Nasdaq Global Select Market under the symbol “RPID.”